Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doc2Doc, Inc.
3343 Peachtree Rd NE, Suite 145-2071
Atlanta, GA 30326
https://www.doc2doclending.com/

Up to $1,999,999.82 in Class B Non-Voting Common Stock at $1.82
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Doc2Doc, Inc.
Address: 3343 Peachtree Rd NE, Suite 145-2071, Atlanta, GA 30326
State of Incorporation: DE
Date Incorporated: December 28, 2017

Terms:

Equity

Offering Minimum: $20,000.00 | 10,989 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,999,999.82 | 1,098,901 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $1.82
Minimum Investment Amount (per investor): $498.68

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Loyalty Bonus: All previous customers, as of 12/31/24, will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 4% bonus shares + Doc2Doc Investor Club Hat (Silver)

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 5% bonus shares + Doc2Doc Investor Club Hat (Gold)

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 8% bonus shares + Doc2Doc Investor Club Hat (Platinum)

Mid-Campaign Perks

Flash Perk: Invest $10,000+ between Day 35 - 40 and receive 3% bonus shares + Doc2Doc Investor Club Hat (Silver)

Blitz Perk: Invest $10,000+ between Day 60 - 65 and receive 3% bonus shares + Doc2Doc Investor Club Hat (Silver)

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 2% bonus shares

Tier 2: Invest $20,000+ and receive 3% bonus shares + Doc2Doc Investor Club Hat (Gold)

Tier 3: Invest $50,000+ and receive 5% bonus shares + Doc2Doc Investor Club Hat (Platinum)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

*Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Doc2Doc, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.82 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $182. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Doc2Doc,Inc., ("Doc2Doc") is a physician-founded financial solutions company dedicated to empowering healthcare professionals by addressing their unique financial challenges. Doc2Doc, Inc. has three wholly owned subsidiaries: Doc2Doc Lending, Inc., a Georgia Corporation; Doc2Doc Capital Trust, a Delaware Statutory Trust; and Doc2Doc LH GP I, a Delaware LLC. Leveraging a deep understanding of the medical community, Doc2Doc Lending, a subsidiary 100% owned by Doc2Doc, has created tailored loan products that provide expedited access to capital, enabling doctors to focus on their careers and patient care. Doc2Doc Capital Trust purchases and holds certain loans created by Doc2Doc Lending. Doc2Doc LH GP I acts as the General Partner for Doc2Doc Loan Holdings I, L.P., a limited partnership which invests in certain loans originated and serviced by the Doc2Doc Lending. With over $136 million in loans disbursed to more than 3,500 physicians nationwide, Doc2Doc is at the forefront of transforming financial accessibility for healthcare providers.

Business Model

Doc2Doc operates a physician-centric business model that combines advanced underwriting methodologies with strategic partnerships to offer competitive financial products. By addressing gaps in traditional lending, such as reliance on outdated risk assessments, the Company provides tailored loans based on doctors' unique earning potential and career trajectories. This innovative approach, coupled with partnerships with over 50 medical associations, has facilitated scalable growth and positioned Doc2Doc as a trusted financial partner in the healthcare industry.

Intellectual Property

Doc2Doc's proprietary risk analysis model is designed specifically for the medical community, allowing the Company to evaluate loan applicants based on factors beyond traditional credit scores. This physician-focused approach capitalizes on the historically low default rates among healthcare professionals, ensuring robust financial performance. Additionally, the Company has published influential research on physician financial health, further enhancing its industry credibility.

Corporate Structure

Doc2Doc, Inc. ("Doc2Doc") is the parent company of Doc2Doc Lending, a 100% wholly-owned subsidiary that has been operated under the Company since its inception. Doc2Doc is a physician-founded financial solutions company dedicated to empowering healthcare professionals by addressing their unique financial challenges.

Doc2Doc, Inc. operates through four wholly owned subsidiaries involved in loan origination, underwriting, purchasing, and investment. Doc2Doc Lending, Inc. manages loan marketing and underwriting, while Doc2Doc Capital Trust and its subsidiary, Doc2Doc ELF Capital Trust, purchase and hold loans, including those financed through the company's secured lending facility. Doc2Doc LH GP I serves as the general partner of a loan investment partnership. Investors in this offering are investing in Doc2Doc, Inc. and do not have direct ownership or rights in these subsidiaries.

Competitors and Industry

Competitors

Doc2Doc competes with companies like Panacea Financial, Laurel Road, and BHG Financial. Unlike its competitors, Doc2Doc focuses exclusively on doctors and dentists, offering higher loan limits and serving borrowers with lower FICO scores. The Company differentiates itself through financial literacy programs, partnerships with key medical associations, and an emphasis on personalized customer service.

Industry

Doc2Doc operates in the U.S. healthcare financing market, which we estimate to have an addressable market of approximately $16 billion, based on available data regarding the number and average earnings of physicians, dentists, pharmacists, veterinarians, and optometrists.* With the recent expansion into pharmacy, optometry, and veterinary fields, Doc2Doc has increased its addressable market by 36%. The demand for specialized financial products in this niche remains strong, driven by high debt levels and the unique financial challenges faced by healthcare professionals.

*This statement includes estimates and projections based on currently available data. Actual results may differ due to economic, competitive, and other market factors.

Current Stage and Roadmap

Current Stage

Doc2Doc has achieved significant milestones, including funding over $136 million in loans, processing $300 million in loan applications, and securing $150 million in non-dilutive capital. With 30% year-over-year growth and partnerships with leading medical associations, the Company believes it is well-positioned for continued expansion. Recent advancements in automation have further streamlined operations, reducing processing times and enhancing scalability.

Future Roadmap

Looking ahead, Doc2Doc aims to scale its operations by forging enterprise partnerships with health systems, medical associations, and vendors. The Company is also developing a Member Portal to enhance customer engagement and increase lifetime value through additional products like malpractice insurance and business lines of credit. Recent agreements with platforms like Doximity and UWorld underscore its commitment to expanding its market presence and improving financial solutions for healthcare professionals.

The Team

Officers and Directors

Name: Zwade Marshall

Zwade Marshall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: As CEO and Co-Founder, Zwade has personally pitched all of the investors that comprise the equity raised so far. Zwade receives 200,000 options per year and receives no cash compensation presently. He spends 40-45 hours per week on Doc2Doc and 26-30 hours per week on Regenerative. He owns 22.428% voting rights in Doc2Doc.

Other business experience in the past three years:

- Employer: Regenerative Spine & Pain Specialists
  Title: Chief Medical Officer
  Dates of Service: January, 2021 - Present
  Responsibilities: Zwade is the Physician Leader of the Organization and oversees all treatment plans for clinical care.

Name: Christopher Cronk

Christopher Cronk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Chief Financial Officer
  Dates of Service: November, 2020 - Present
  Responsibilities: As the Chief Financial Officer, Chris maintains responsibility for all finance, accounting and capital markets related activities as well as intimate involvement in company strategy and planning.

Name: Kevin O'Brien

Kevin O'Brien's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Kevin is employed by Doc2Doc Lending, a subsidiary of the Issuer

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Chief Technology Officer
  Dates of Service: July, 2020 - Present
  Responsibilities: Kevin leads technical initiatives and implements technology to support Doc2Doc's mission serving doctors and physicians.

Other business experience in the past three years:

- Employer: Fairbanc Technologies Indonesia
  Title: CTO
  Dates of Service: March, 2019 - December, 2024
  Responsibilities: Kevin led technical efforts and the engineering team.

Name: Chad Sterbenz

Chad Sterbenz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Strategy Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: Chad is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Chief Strategy Officer
  Dates of Service: November, 2024 - Present
  Responsibilities: As Chief Strategy Officer, Chad Sterbenz leads Doc2Doc's product, marketing, operations, risk, and partnerships teams.

Other business experience in the past three years:

- Employer: Kiva Microfunds
  Title: Chief Investment Officer
  Dates of Service: November, 2023 - December, 2023
  Responsibilities: Chad led global team responsible for lending and investment sourcing, due diligence, management, and operations.

Name: Kathleen Miller

Kathleen Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President
  Dates of Service: January, 2023 - Present
  Responsibilities: Katie is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Vice President
  Dates of Service: January, 2023 - Present
  Responsibilities: Katie Miller oversees product strategy at Doc2Doc Lending, focusing on scaling existing offerings and developing new products to address evolving market demands and drive sustainable growth.

Other business experience in the past three years:

- Employer: Ascent Funding
  Title: Vice President of Product Management
  Dates of Service: February, 2022 - December, 2022
  Responsibilities: Katie led the product expansion at a FinTech organization that was singularly focused on student loans by adding a student credit card. Developed the end-to-end product construct and launch plan working across the organization.

Other business experience in the past three years:

- Employer: Synchrony
  Title: VP of Product Management
  Dates of Service: March, 2017 - February, 2022
  Responsibilities: Katie was responsible for the product strategy and implementation of alternative credit solutions that allowed Synchrony to offer financing solutions to customers who did not qualify for traditional credit offerings, including their Private Label, CoBrand Credit Cards, and SetPay Program.

Name: Christopher Boynton

Christopher Boynton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Vice President - Operations
  Dates of Service: January, 2023 - Present
  Responsibilities: Chris is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Vice President - Operations
  Dates of Service: January, 2023 - Present
  Responsibilities: Chris leads the origination, servicing and portfolio management for the company. Member of the risk committee.

Other business experience in the past three years:

- Employer: Barcal Consulting LLC
  Title: Managing Director
  Dates of Service: October, 2021 - January, 2023
  Responsibilities: Private consulting company working with financial services and technology companies.

Name: Jessica Saunders

Jessica Saunders's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Controller

Dates of Service: September, 2023 - Present
Responsibilities: Jessica is employed by Doc2Doc Lending, a subsidiary of the Issuer.

Other business experience in the past three years:

- Employer: Doc2Doc Lending
  Title: Controller
  Dates of Service: September, 2023 - Present
  Responsibilities: In Jessica's role, she oversees the day-to-day accounting functions. She is also responsible for maintaining, managing, and analyzing the financial statements and record keeping.

Other business experience in the past three years:

- Employer: Flock Finance
  Title: Accounting Manager
  Dates of Service: July, 2017 - September, 2023
  Responsibilities: Managed the accounting department and day to day accounting functions along with the financial statements.

Other business experience in the past three years:

- Employer: SS&C Technologies
  Title: Senior Associate
  Dates of Service: November, 2021 - September, 2022
  Responsibilities: Responsible for a wide range of financial and accounting matters for private equity funds which included preparing and processing transactions for financial statement and other various reporting.

Name: Darin Vercillo

Darin Vercillo's current primary role is with Tanner Clinic. Darin Vercillo currently services 1 to 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: August, 2024 - Present
  Responsibilities: Darin is a member of the board.

Other business experience in the past three years:

- Employer: About Healthcare
  Title: CMO
  Dates of Service: May, 2020 - Present
  Responsibilities: Chief Medical Officer

Other business experience in the past three years:

- Employer: Tanner Clinic
  Title: Physician
  Dates of Service: June, 2020 - Present
  Responsibilities: Hospitalist physician

Other business experience in the past three years:

- Employer: Ensemble Health Partners
  Title: Physician Advisor
  Dates of Service: August, 2024 - Present
  Responsibilities: Physician advisor to revenue cycle management clients.

Name: G. Kenton Allen

G. Kenton Allen's current primary role is with Mass General Brigham. G. Kenton Allen currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Board Member
  Dates of Service: July, 2017 - Present
  Responsibilities: Co-founder and Board Member

Other business experience in the past three years:

- Employer: Mass General Brigham
  Title: Physician
  Dates of Service: October, 2016 - Present
  Responsibilities: Anesthesiologist

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the

Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and board's determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and have not been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Minority Holder; Securities with No Voting Rights
The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to it. This means that you will have no rights to dictate how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the

management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Doc2Doc, Inc. was formed on December 28, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doc2Doc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or

for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to loan servicers, credit providers, accountants, lawyers, public relations firms, marketing agencies, and technology service companies. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Chief Executive Officer does not currently receive a salary for his role with the Company
Doc2Doc's Chief Executive Officer, Zwade Marshall, does not receive a cash salary and is compensated solely through equity grants, including 200,000 stock options per year and an additional 600,000 options vesting over two years starting January 1, 2025. He spends 40-45 hours per week on Doc2Doc while also working 26-30 hours per week for Regenerative Spine & Pain, where he earned $230,000 in income in 2024. With no current plans for him to receive a salary from Doc2Doc, investors should consider the risks associated with a CEO who balances multiple professional commitments and is compensated only through equity, which may impact long-term retention and focus.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Zwade Marshall	6,166,000	Class A Voting Common Stock	22.428%

The Company's Securities

The Company has authorized Class A Voting Common Stock, Class B Non-Voting Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and 2024 SAFEs (90% discount rate) (SAFE). As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,098,901 of Class B Non-Voting Common Stock.

Class A Voting Common Stock

The amount of security authorized is 32,250,784 with a total of 19,078,315 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 200,000 shares to be issued pursuant to outstanding warrants, 1,441,875 options and RSUs issued and outstanding under the 2019 Equity Incentive Plan, 1,131,600 options and RSUs issued and outstanding under the 2023 Equity Incentive Plan, and 1,500,758 shares reserved for issuance under the 2023 Equity Incentive Plan.

Dividend & Liquidation Rights. Participates equally with Class B Non-Voting Common Stock, but junior to both Series Seed and Series Seed-1 Preferred Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,749,216 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

Dividend Rights. Eligible for dividends only after Preferred Stock dividends are satisfied, sharing equally with Class A Common Stock thereafter.

Liquidation Rights. Participates in liquidation proceeds after all Preferred Stock preferences are paid, on a pari passu basis with Class A Common Stock.

Please see the Company's Second Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.

Series Seed Preferred Stock

The amount of security authorized is 5,834,294 with a total of 5,834,294 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. Entitled to receive the original issue price plus any declared but unpaid dividends before distributions to Class A and Class B Common Stockholders.

Dividend Preference. Dividends are paid prior to any dividends to Common Stockholders, if declared.

Protective Provisions. Holders have veto rights over certain corporate actions, such as issuing senior securities, amending charter documents, or liquidation events.

Conversion Rights. Convertible into Class A Voting Common Stock, with anti-dilution protections.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,580,138 with a total of 2,580,138 outstanding.

Voting Rights

One vote per share.

Material Rights

Liquidation Preference. Series Seed-1 holders are entitled to a liquidation preference equal to their original issue price plus any declared but unpaid dividends. This payment occurs before any distributions to Class A or Class B Common Stockholders.

Dividend Rights. Preferred dividends are non-cumulative but must be paid to Series Seed-1 holders before any dividends are paid to Common Stockholders.

Voting Rights. Series Seed-1 holders vote on an as-converted basis with Common Stockholders but also have special voting rights requiring their consent for critical corporate actions, such as Issuing additional Preferred Stock, Amending the Certificate of Incorporation, and Approving mergers, acquisitions, or liquidation events.

Conversion Rights. Series Seed-1 Preferred Stock is convertible into Class A Voting Common Stock at the option of the holder or automatically upon certain events.

2024 SAFEs (90% discount rate) (SAFE)

The security will convert into Future preferred shares and the terms of the 2024 SAFEs (90% discount rate) (SAFE) are outlined below:

Amount outstanding: $2,656,528.00
Interest Rate: 0.0%
Discount Rate: 10.0%
Valuation Cap: None
Conversion Trigger: Future Equity Financing offering new shares of Preferred Stock

Material Rights

There are no material rights associated with 2024 SAFEs (90% discount rate) (SAFE).

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed Preferred Stock
  Type of security sold: Equity
  Final amount sold: $10,000,006.00
  Number of Securities Sold: 5,834,294
  Use of proceeds: Loans, Loan Origination, Operating Investment
  Date: March 31, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Type of security sold: SAFE
  Final amount sold: $2,656,528.00
  Use of proceeds: Loans, Loan Origination, Operating Investment
  Date: November 15, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2023 compared to year ended December 31, 2024.</u>

Interest Income and Fees

Total Interest income for fiscal year 2023 was $4,300,755 compared to $2,409,372 in fiscal year 2024.

In July 2024, a portfolio of approximately $27MM of loans held by Doc2Doc was sold to a third party, which resulted in a reduction of interest income earned by Doc2Doc. The loan portfolio had been financed using a line of credit,t which was closed subsequent to the sale.

Interest Expense and Loss Provisions

Interest Expenses for fiscal year 2023 were $3,130,893 compared to $1,642,413 in fiscal year 2024. Loss Provisions for fiscal year 2023 were $2,718,658 compared to $(117,069) in fiscal year 2024.

Interest expenses, which had increased as a result of rising overall interest rates and increased line of credit borrowing costs during 2023 and early 2024, were reduced by 48% as a result of the sale of the line of credit-financed portfolio. Additionally, loss provisions, which had increased in 2023 due to the growth in the loan portfolio as well the required adoption of ASU No. 2016-13 (Topic 326) which utilizes a lifetime "expected credit loss" for its loan portfolio, were reversed following the sale of the portfolio resulting in an income event of $117,069 in 2024.

Noninterest Income

Total non-interest income for fiscal year 2023 was $447,116 compared to $1,034,186 in fiscal year 2024.

Noninterest income grew in 2024 largely due to the expansion of third-party loan sale relationships at the beginning of 2024 that generated recurring servicing income for Doc2Doc.

Noninterest Expenses

Noninterest Expenses for fiscal year 2023 were $4,151,851 compared to $5,438,201 in 2024.

The addition of full-time staff and investment in marketing and equity-related transactions increased expenses from 2023 and 2024.

Gross margin remained consistent at 100% during both periods due to the Company not incurring cost of sales.

Historical results and cash flows:

The Company is currently in the growth stage and is currently revenue generating. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future as Doc2Doc invests in new loan assets for its balance sheet. In July 2024, the Company sold the majority of the loans on its balance sheet. The result of this sale reduced the interest income received by the Company for 2024 but also reduced the interest expense and loss reserve related thereto as well. As of March 31, 2025, Doc2Doc is working on the establishment of a new line of credit to increase the interest income generating loans held by Doc2Doc after executing a term sheet with a new credit facility partner. As Doc2Doc invests to hold newly originated assets as well as continue to sell portions of its loan originations to third-party partners, Doc2Doc expectations are that revenue and cash flow will return to and eventually exceed prior period levels. Past cash was primarily generated through interest and principal proceeds from Doc2Doc's loan portfolio as well as from fee income generated from the master servicing of Doc2Doc loans held by third parties. By investing again in our held loan portfolio, our goal is to grow revenues, become cash flow positive, and achieve a scale that will allow Doc2Doc to further reduce its cost of third-party capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 3/31/25, the Company has capital resources available in the form of a loan sale agreement of up to $50,000,000 of which $21.4MM has been utilized. This agreement is potentially expandable for an additional $50,000,000. Also in place is an additional loan holding agreement of up to $25,000,000 of which $9.26MM has been utilized. Additionally, the Company has unrestricted cash of $2.44MM on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the investment into assets held on the Company's balance sheet. These assets are important to achieving the Company's scaling in size in order to achieve lower funding costs, profitability and cash flow positivity.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 40% will be made up of funds raised from the crowdfunding campaign, if we reach our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $124,000, we anticipate the Company will be able to operate for 17 months. This is based on a current monthly burn rate of $269,000 for expenses related to marketing, sales, and personnel.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 21 months. This is based on a projected monthly burn rate of $245,000 for expenses related to marketing, sales, personnel, and investment in loan assets. The Company estimates its monthly burn rate based on the difference between total cash inflows and outflows. The Company anticipates that raising additional capital will provide greater financial flexibility, potentially reducing the net burn rate over time due to increased operational efficiencies and revenue-generating activities.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a financing facility to provide debt capital for financing loans held on the Company's balance sheet as well as additional future equity raises.

Indebtedness

- Creditor: Doc2Doc Income Fund
  Amount Owed: $973,500.00
  Interest Rate: 7.0%
  Maturity Date: June 30, 2026
  The Doc2Doc Income Fund notes have staggered maturities, the last of which matures on June 30, 2026.

- Creditor: Doc2Doc Bridge Round Notes
  Amount Owed: $261,668.00
  Interest Rate: 7.0%
  Maturity Date: June 30, 2025

- Creditor: Unsecured Corporate Note
  Amount Owed: $250,000.00
  Interest Rate: 4.0%
  Maturity Date: January 20, 2026
  25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $50,036,799.54

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,656,528 in Simple Agreements for Future Equity outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Capital for Loan Originations
  46.0%
  We expect to use approximately 46% of the funds raised to contribute to the Company's financing of its loan portfolio as a part of its balance sheet growth strategy.

- Working Capital
  42.0%
  We expect to use 42% of the funds for working capital to cover expenses for the servicing, administration and financing of its loan portfolio as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  3.5%
  We expect to use up to 3.5% of the funds to market the crowdfunding campaign.

If we raise the over allotment amount of $1,999,999.82, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Capital for Loan Originations
  44.0%
  We expect to use approximately 44% of the funds raised to contribute to the Company's financing of its loan portfolio as a part of its balance sheet growth strategy.

- Working Capital
  43.0%
  We expect to use 43% of the funds for working capital to cover expenses for the servicing, administration and financing of its loan portfolio as well as ongoing day-to-day operations of the Company.

- StartEngine Reg CF Campaign Marketing
  4.5%
  We expect to use up to 4.5% of the funds to market the crowdfunding campaign.

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.doc2doclending.com/ (doc2doclending.com/reporting).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doc2doc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Doc2Doc, Inc.

[See attached]

Doc2Doc, Inc.
Consolidated Balance Sheets
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Cash	$ 3,914,808	$ 3,962,307
Loans held for sale, net	-	874,261
Loans held for investment	2,531,673	31,375,900
Less: Allowance for Credit Losses	(355,559)	(2,269,384)
Loans held for investment, net	2,176,114	29,106,516
Accrued loan interest	73,260	278,800
Servicing Assets	573,536	126,712
Prepaid expenses and other assets	830,950	338,799
Total assets	$ 7,568,667	$ 34,687,396
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Notes payable, current	$ 1,162,668	$ 141,100
Accrued expenses and other liabilities	509,692	46,822
Long Term Liabilities:		
Notes payable, long term	$ 322,500	$ 1,455,168
Line of credit, net	-	26,918,796
Accrued interest payable	24,314	138,421
Total liabilities	2,019,173	28,700,308
Members' Equity:		
Common units ($ 0.0001) (28,000,000 Authorized, 14,804,082 Issued and Outstanding as of 12/31/2024 and 20,000,000 Authorized, 14,398,717 Issued and Oustanding as of 12/31/2023)	2,563,741	2,390,381
Warrants	115,370	16,500
SAFE Notes	2,656,528	-
Preferred Equity (8,414,432 Authorized, 8,414,432 Issued and Outstanding as of 12/31/2024 and 12/31/2023)	12,895,356	12,895,356
Accumulated deficit	(12,681,500)	(9,315,148)
Total members' equity	5,549,494	5,987,089
Total liabilities and members' equity	$ 7,568,667	$ 34,687,396

Doc2Doc, Inc.
Consolidated Statement of Operations
For the years ended December 31, 2024 and 2023

	2024	2023
Interest income		
Loans	$ 2,409,372	$ 4,049,315
Loan Origination Fee and Other Fee Income	153,635	251,440
Total interest income	$ 2,563,007	$ 4,300,755
Interest expense		
Notes payable	$ 97,034	$ 220,322
Line of credit	1,455,531	2,629,400
Amortized debt issuance costs	89,847	281,171
Total interest expense	$ 1,642,413	$ 3,130,893
Net interest income	920,594	1,169,862
(Reversal of) provision for credit losses	$ (117,069)	$ 2,718,658
Net interest income (expense) after provision for credit losses	$ 1,037,663	$ (1,548,796)
Noninterest income		
Realized (loss) gain on sale of loans	$ (754,354)	$ 74,867
Servicing Asset and Other income	1,788,540	372,249
Total noninterest income	$ 1,034,186	$ 447,116
Noninterest expense		
Salaries and wages	$ 2,243,778	$ 1,864,841
Sales	107,556	134,768
Loan onboarding and servicing	392,386	406,534
Marketing	845,755	556,509
Professional fees	1,022,732	639,884
Servicing Asset Amortization	208,732	134,276
Other expenses	617,261	415,038
Total noninterest expense	$ 5,438,201	$ 4,151,851
Net Loss	$ (3,366,352)	$ (5,253,531)

	Common Units	Warrants	SAFE Notes	Preferred Equity	Accumulated Deficit	Total Members' Equity
Balance, December 31, 2023	$ 2,390,381	$ 16,500	$ -	$ 12,895,356	$ (9,315,148)	$ 5,987,089
Restricted Stock Awards	173,360	-	-	-	-	173,360
Warrants with Unsecured Corporate Notes	-	98,870	-	-	-	98,870
SAFE Notes	-	-	2,656,528	-	-	2,656,528
Net loss	-	-	-	-	(3,366,352)	(3,366,352)
Balance, December 31, 2024	$ 2,563,741	$ 115,370	$ 2,656,528	$ 12,895,356	$ (12,681,500)	$ 5,549,494
Balance, January 1, 2023	$ 1,958,880	$ 16,500	$ -	$ -	$ (3,761,048)	$ (1,785,668)
Adjustment for adoption of accounting principle	$ -	$ -	$ -	$ -	(300,569)	(300,569)
Restricted Stock Awards	431,501	-	-	-	-	431,501
Conversion of Convertible Notes	-	-	-	2,895,350	-	2,895,350
Preferred Equity	-	-	-	10,000,006	-	10,000,006
Net loss	-	-	-	-	(5,253,531)	(5,253,531)
Balance, December 31, 2023	$ 2,390,381	$ 16,500	$ -	$ 12,895,356	$ (9,315,148)	$ 5,987,089

Doc2Doc, Inc.
Consolidated Statement of Cash Flows
As of December 31, 2023 and 2024

	2024	2023
Cash flows from operating activities:		
Net loss	(3,366,352)	(5,253,531)
Adjustments to reconcile net loss to net cash used for operating activities:		
Share based expense	173,360	431,501
Purchase of loans held for sale	-	(4,046,660)
Proceeds from sale of loans held for sale	874,261	3,238,054
Loss (gain) on sale of loans held for sale	754,354	(74,867)
(Reversal of) provision for credit losses	(117,069)	2,718,658
Amortization of Servicing Assets	208,732	134,276
Increase in Accrued Loan Interest	205,540	(118,872)
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	(492,151)	(293,103)
Accrued interest payable	(114,108)	24,700
Accrued expenses and other liabilities	462,870	(45,711)
Net cash used in operating activities	(1,410,562)	(3,285,555)
Cash flows from investing activities:		
Net increase (decrease) in loans held for investment	25,637,561	(11,142,085)
Net cash provided by (used in) investing activities	25,637,561	(11,142,085)
Cash flows from financing activities:		
Repayments on notes payable	(111,100)	(3,295,724)
(Repayments on) proceeds from line of credit	(26,918,796)	9,887,332
Proceeds from capital contribution	2,755,398	10,000,006
Net cash (used in) provided by financing activities	(24,274,499)	16,591,614
Net (decrease) increase in cash	$ (47,500)	$ 2,163,974
Cash beginning of year	$ 3,962,307	$ 1,798,333
Cash end of year	$ 3,914,808	$ 3,962,307
Cash paid for:		
Interest	$ 1,178,950	$ 2,212,632
Non-cash investing and financing activities:		
Conversion of Convertible Notes	-	$ 2,895,350
Adoption of accounting principle	-	300,569

Doc2Doc, Inc.

Consolidated Financial Statements

December 31, 2024, and 2023

Table of Contents

Independent Auditors' Report

Doc2Doc, Inc.
Board of Directors

Report on the Audit of the Financial Statements

Reserved

Notes to Financial Statements

1. Nature of Business and Significant Accounting Policies

Nature of business

Doc2Doc, Inc. (the "Company") is a Delaware C-Corp that was incorporated on December 27, 2017, and operates in the consumer financing industry. The Company's primary business is providing personal loan financing to physicians, dentists and select other health professionals throughout the duration of their professional careers. Doc2Doc, Inc. has four wholly owned subsidiaries: Doc2Doc Lending, Inc., a Georgia Corporation; Doc2Doc Capital Trust, a Delaware Statutory Trust; Doc2Doc ELF Capital Trust, a Delaware Statutory Trust; and Doc2Doc LH GP I, a Delaware LLC. Doc2Doc Lending Inc.'s primary business is marketing, underwriting and managing loans on behalf of the Company as well as unaffiliated third-party holders of loans. Doc2Doc Capital Trust purchases and holds loans and is also the beneficial owner of Doc2Doc ELF Capital Trust, the purpose of which was to purchase and hold certain loans that are eligible for financing under the Company's secured financing facility. Doc2Doc LH GP I acts as the General Partner for Doc2Doc Loan Holdings I, L.P., a limited partnership which invests in loans originated and serviced by the Company. The company does not have any ownership in Doc2Doc Loan Holdings I.

The Company and its subsidiaries market personal loans as the agent of an originating bank. The Company accepts applicants on behalf of the bank and utilizes a proprietary underwriting algorithm developed with the bank to qualify and risk stratify eligible borrowers for pricing. To qualify for the program, an applicant must be a physician, dentist or a licensed doctor in another approved medical specialty. Program-originated loans are disbursed and held by the bank and a portion of the loans are later purchased by the Company from the originating bank. From time to time, purchased loans may be held for sale on the Company's books, while the remaining loans are held for investment. The amount of loans held for investment will vary depending upon the interests of loan buyers.

The Company via its subsidiary Doc2Doc Lending also acts as the master servicer on portfolios of personal loans originated by the Company but subsequently sold to third parties. The Company provides for physician and dentist commercial loan referral services to partner financial institutions. The Company has also developed certain loan management software programs through which it manages its loan origination process as well as its ongoing loan servicing. In 2023, the Company formed Doc2Doc LH GP I, LLC which established Doc2Doc Loan Holdings I, L.P. This limited partnership is managed by Doc2Doc LH GP I, LLC, its general partner, and invests in certain loans originated and owned by the Company or an affiliate by purchasing such loans for the partnership. Doc2Doc Loan Holdings I, L.P. exists as an independent legal entity and is not consolidated into the Company's financial statements. Additionally, the Company does not hold a controlling financial interest in Doc2Doc Loan Holdings I, L.P.

The Company consolidates entities that are deemed variable interest entities ("VIEs") when it is the primary beneficiary. Generally, the primary beneficiary of a VIE is a reporting entity that has (a) the power to direct the activities that most significantly affect the VIE's economic performance, and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The Company has concluded that Doc2Doc Loan Holdings I, L.P. is a VIE and performs ongoing reassessments to determine if Doc2Doc Loan Holdings I, L.P. continues to be a VIE. While the Company has the power to direct the activities of Doc2Doc Loan Holdings I, L.P. impacting its economic performance, the affiliated fund that owns all preferred units of Doc2Doc Loan Holdings I, L.P. retains the economics. As such, since the Company does not have any economic interest in Doc2Doc Loan Holdings I, L.P., it is not the primary beneficiary and therefore has not consolidated Doc2Doc Loan Holdings I, L.P.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. There are no other entities in which it has a controlling financial interest. All intercompany accounts are eliminated in consolidation.

The Company has experienced net operating losses since inception. Additionally, the nature of the Company's operations results in it having limited liquidity and funding relative to current outstanding debt. However, as described in Notes 7 and 8 the Company currently has $1.22 million raised in an outstanding equity offering and working with an unaffiliated third party with the intention of establishing a new line of credit in the second quarter of 2025. The company has existing agreements with third party financial institutions to provide funding for the Company's loan originations. Management believes the occurrence of these events sufficiently mitigate doubt regarding the Company's ability to continue as a going concern.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which the revenues are earned, regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred, regardless of when cash is distributed.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Interest income from loans is recognized on an accrual basis when earned. The accrual of interest income is generally discontinued on loans when they become 90 days past due as to principal or interest unless they are in the process of collection. Loans are generally charged off at 150 days past due unless they are in the process of collection. Borrowers may be charged a loan origination fee by the originating bank which is the difference between the par value of the loan and the amount remitted to the borrower. The Company or one of its subsidiaries purchases the loan at the remittance amount. This discount is considered a fee by the Company as it is compensation for the services provided to the originating bank. This fee is deferred and recognized by the Company over the life of the loan using a method that approximates the effective interest method. Until the income is recognized it is recorded on the balance sheet as deferred revenue net with the loan balance. Direct loan origination costs are viewed as immaterial by the Company and as such, they are not deferred but rather recognized at the time they are incurred.

Late fees and other fees are recognized on an accrual basis when earned, typically once these are incurred by our customers. These fees are included in Loan Origination Fee and Other Fee Income on the Statement of Operations.

The Company has sold and intends to continue to sell whole loans without recourse to other investors, subject to a provision for repurchase upon breach of representation, warranty, covenant or payment default within 30 days of purchase. These loans are the Company's personal loans to physicians and dentists, which primarily are sold to reduce interest-rate risk and generate noninterest income. In 2024, the Company repurchased approximately $58,000 of loans from a third party holder of loans under the agreement discussed in the section Warranty Reserve below. The Company is also paid to service loans it has originated on behalf of its bank partners but has not purchased. This servicing revenue is recognized on an accrual basis when earned and is included in Noninterest Income-Servicing Asset and Other Income.

Servicing Assets

Loans are sold by the Company with the servicing retained which generates a servicing fee paid to the Company by the loan buyer. To date all sold loans have been sold with servicing retained. At December 31, 2024 and 2023, the Company acted as servicer on $51.7 million and $14.1 million, respectively, of personal loans that had been sold to other investors. The servicing rights for loans that were sold to third parties are initially recorded at fair value and then amortized in proportion to the estimated expected future net servicing revenue generated from servicing the loan. At December 31, 2024 they had a value of $573,536 and at December 31, 2023, they had a value of $126,712. At December 31, 2024, the Company also serviced $20.25 million of personal loans on behalf of a third party loan originator, compared to $14.5 million at December 31, 2023.

In accordance with applicable accounting standards, the Company records a separate servicing asset in regards to the obligation to service loans sold to third-parties. If servicing is retained in connection with these sales, the resulting servicing asset is initially recorded at its fair value as a component of the transaction's sale proceeds. Initial measurement is based on an analysis of discounted cash flows based on assumptions that market participants use to estimate fair value including, but not limited to, estimates of prepayment rates, default rates, discount rates, and contractual servicing fee income.

Servicing assets are subsequently amortized over the period of estimated net servicing income. The impairment of servicing assets is determined via a discounted cash flow method under which the assets' net carrying value is compared to its estimated fair value to determine whether adjustments should be made to amortization schedules. Impairment of a servicing asset is recognized through a valuation allowance and a charge to current period earnings. A comparison of the asset's net carrying value to its estimated fair value determined there was no impairment in the current period.

The rate of prepayment of loans serviced is a significant estimate involved in the measurement process. Estimates of prepayment rates consider prepayment history, projections observed or inferred in the marketplace, industry trends, and other considerations. Actual prepayment rates frequently differ from those projected by management due to changes in a variety of economic factors, including prevailing interest rates and the availability of alternative financing sources to borrowers. If actual prepayments of the loans being serviced were to occur more quickly than projected, all other things being equal, the Company may be required to write down the carrying value of servicing through a charge to earnings in the current period. Conversely, if actual prepayments of the loans being serviced were to occur more slowly than had been projected all other things being equal, the carrying value of servicing assets could increase, and servicing income would exceed previously projected amounts. Accordingly, the servicing assets actually realized could differ from the amounts initially recorded.

Changes in the balances of servicing assets for loans measured using the amortization method for the years ended December 31, 2024 and December 31, 2023 were:

	2024	2023
Servicing Assets	$126,712	$252,526
Balance, beginning of period		
Additions:		
Servicing obligations that result from transfers of financial assets	655,556	8,462
Subtractions:		
Amortization Expense	208,732	134,276
Balance, end of period	$573,536	$126,712

Amortization Expense		
2024	-	81,495
2025	304,252	37,499
2026	175,417	7,652
2027	77,366	67
2028	16,358	-
2029	143	-
Total	$573,536	$126,712

The fair value of the loan servicing rights assumptions	2024	2023
Weighted Average Remaining Life (Months)	54	43
Weighted Average Discount Rate	5.50%	5.50%
Weighted Average Prepayment Speed	9.81%	11.64%

Cash and cash equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risks with regard to its cash holdings. As of December 31, 2024 and December 31, 2023, the Company had uninsured cash of approximately $3.4 million and $3.2 million, respectively, held at third party banks. As of December 31, 2024, $695 thousand of the Company's cash was held in a restricted account as a reserve against obligations under a loan purchase agreement with banking partner. The amount required to be held in reserve is dependent upon loan origination volume as well as Company financing capacity.

Property and equipment

The Company currently does not own any property and does not own any equipment, including computer hardware or physical office equipment or furniture.

Loans

Loans consist of purchased receivables from the originating bank at a discount, which represents fees to the Company for services provided to the originating bank. Certain loans purchased may be recorded as held for sale, while the remaining loans are recorded at held for investment at the discretion of management. Loans held for sale (HFS) are carried at the lower of cost or fair value and are intended to be sold in the foreseeable future. As of December 31, 2024 and December 31, 2023, loans held for sale amounted to $0 and $874,261, respectively. Loans held for investment (HFI) are reported at their unpaid principal balance, net of any deferred loan fees and associated allowance for credit losses and are intended to be held for the foreseeable future or until maturity or payoff. As of December 31, 2024 and December 31, 2023, loans held for investment, net amounted to $2,176,114 and $29,106,516, respectively.

Allowance for credit losses

The allowance for credit losses is a valuation allowance for probable incurred credit losses. Credit losses are charged against the allowance when management believes that all or a portion of the loans is determined to be uncollectable. Subsequent recoveries, if any, are credited to the allowance.

On January 1, 2023, the Company adopted ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326)": Measurement of Credit Losses on Financial Instruments" ("ASC 326")- with a cumulative effect adjustment to beginning retained earnings. The adjustment of the adoption of CECL included an increase in the allowance for credit losses of $300,569, which is presented as a reduction on opening retained earnings. The Company is not restating comparative information for prior periods and, therefore, the comparative information under the pre 2023 model will not be comparable to the information presented going forward.

The CECL Methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in GAAP, which generally require that a loss be incurred before it is recognized. In concurrence with the adoption of CECL (which is discussed further below), the company also adopted ASU 2022-02, "Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures" ("ASU 2022-02") effective January 1, 2023. The amendments in ASU 2022-02 enhanced disclosures for loan modifications made for borrowers experiencing financial difficulty and eliminated the Troubled Debt Restructurings ("TDR") accounting guidance for financial institutions that have adopted CECL.

The Company is using historical performance models as well as other estimation techniques that are sensitive to changes in forecasted economic conditions, to interpret borrower and economic factors to estimate the reserve. The Company uses the weighted-average remaining maturity, or WARM method as the basis for estimating expected credit losses. The WARM method uses a historical average charge off rate. This average charge off rate contains loss content over a historical lookback period and is used as a foundation for estimating the ACL on loans for the remaining outstanding balances of loans at the balance sheet date. The average annual charge off rate is applied to the contractual term to determine the expected future credit losses. The calculation of the expected future credit losses is then adjusted for current conditions and for reasonable and supportable forecast periods through qualitative factors prior to being applied to the current balance of the loans. Accrued interest is not included in the estimate of allowance for credit losses. The company does not modify loans and identifies loans for individual evaluation after they become 90+ days past due as part of the allowance calculation. The Company also applies qualitative factors that could be related to distinctive risk factors, such as changes in current economic conditions, the overall healthcare sector environment, and monitoring the movements of broader consumer economic sentiment that may not be reflected in quantitatively derived results, or other relevant factors to ensure the reserve reflects our best estimate of current expected credit losses.

The specific qualitative risk factors the company applies can be found in the table below:

I. Changes in lending policies and procedures
II. Changes in international, national, regional, and local conditions
III. Changes in the name and volume of the portfolio and terms of loans
IV. Changes in the experience, depth, and ability of lending management
V. Changes in the volume and severity of past due loans and other similar conditions
VI. Changes in the quality of the organization's loan review system
VII. The existence and effect of any concentrations of credit and changes in the levels of such concentrations
VIII. The effect of other external factors on the level of estimated credit losses

Delinquent loans

A loan is delinquent if the payment is not received by the date specified on the customers' billing statements. Interest and fees continue to accrue on delinquent loans until they are 90 days past due unless they are in the process of collection. Delinquent accounts are charged off when they become 150 days delinquent unless they are in the process of collection.

Deferred Purchase Price Asset

As part of the Company's loan sales in 2024, the Company sold certain receivables while retaining an interest in the future cash flows of the transferred assets. The Deferred Purchase Price (DPP) asset represents the Company's right to receive residual cash flows from these transactions.

The DPP asset is initially recorded at fair value at the time of sale, calculated as the present value of expected future cash flows using a discount rate that reflects market conditions and credit risk. Subsequent to initial recognition, the DPP asset is measured at fair value, with adjustments recorded through earnings. The carrying value of the DPP asset is subject to risks, including Credit, Prepayment, and Interest Rate. Assumptions used in estimating the DPP asset are reviewed regularly and adjusted as necessary. The deferred purchase price is recorded within prepaid expenses and other assets on the balance sheet.

The valuation of the DPP asset involves management estimates, including:

	2024
Weighted Average Expected Credit Losses	2.86%
Weighted Average Discount Rate	7.27%
Weighted Average Prepayment Speed	9.81%

As of December 31, 2024, the DPP asset was recorded as follows:

	2024
Beginning Balance	$ -
Additions from New Sales	935,586
Cash Receipts	-
Fair Value Adjustments	386,842
Ending Balance	$548,744

Warranty Reserve

During 2024, the Company received notification that a loan purchaser had identified certain loans totaling approximately $2 million that should not have been deemed to have been eligible collateral during a prior sale. The Company disagrees with the assessment, however, to settle the dispute, the Company agreed to provide a limited performance warranty on the certain identified loans. This potential warranty related exposure has been identified, modeled and a reserve established. The model uses comparable historical experience of similar loans across the broader serviced portfolio to determine the likelihood of the identified loans becoming more than 60 days delinquent and a repurchase obligation coming into effect. As of December 31, 2024, the reserve amount was $214,037. In 2024, three loans were repurchased for approximately $58 thousand related to the warranty. The warranty reserve is included on the balance sheet under accrued expenses and other liabilities. The warranty liability is measured at fair value and the repurchase obligation is secured by funds on deposit in the Company's restricted cash account.

Fair Value Measurements

The Company reports the value of its Servicing Assets, Deferred Purchase Price, and Warranty Liability in accordance with US GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, a three-tiered fair value hierarchy has been established based on the level of observable inputs used in the measurement of fair value.

Level 1 – inputs that reflect unadjusted quote prices in active markets for identical assets or liabilities at the measurement date.

Level 2 – Inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly. These inputs may include (a) quoted prices for similar assets in active markets, (b) quoted prices for identical or similar assets in markets that are not active, (c) inputs other than quoted prices that are observable for the asset, or (d) inputs derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs that are unobservable and significant to the overall fair value measurement.

The Company follows established valuation processes and procedures to ensure its Servicing Assets, Deferred Purchase Price, and Warranty Liability are reported as fair value in accordance with US GAAP. The fair value instruments were primarily valued using a discounted cash flow methodology ("DCF") which incorporates assumptions regarding future cash flows taking into consideration assumptions for prepayment speeds, delinquencies, recapture rates, costs to service, ancillary revenues, and a market rate of return for the related investment. In addition to a DCF, other valuation methodologies such as market comparables, sales prices or broker quotes may be utilized in the valuation process if deemed appropriate given the facts and circumstances. Because of the nature of the valuation inputs, the Company classifies these valuations as Level 3 in the fair value disclosures.

The following table presents the estimated carrying amount and fair value of the Company's financial instruments and other assets and liabilities measured at fair value:

	12/31/2024		
Fair Value	Level 1	Level 2	Level 3
Assets			
Deferred Purchase Price	$ -	$ -	$ 548,744
Servicing Assets	$ -	$ -	$ 573,536
Liabilities			
Warranty Liability	$ -	$ -	$ 214,037

Deferred Tax Asset

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize our deferred tax assets, the Company would recognize a deferred tax asset valuation allowance, which would reduce the deferred tax assets to their net realizable value. As of December 31, 2024 and December 31, 2023, the Company has deferred tax assets of $2,716,144 and $1,768,616, respectively, and has recorded a full valuation allowance of $2,581,648 and $1,739,150, respectively, against the deferred tax assets.

Marketing costs

Generally, marketing costs are expensed as incurred, and advertising communication costs are expensed in their entirety the first time the advertising takes place. Some expenses may be billed with less frequently, such as quarterly, and paid in advance.

Professional Fees

Professional fees for the year ended December 31, 2024, were approximately $1 million, compared to $593,000 for the year ended December 31, 2023. The increase is primarily attributable to 1) higher compliance and HR costs related to regulatory compliance efforts and ongoing enhancements to the Company's internal control framework as well as outsourced PEO service, 2) increased audit and tax advisory fees, reflecting the Company's continued growth, expansion of operations, and related complexity in financial reporting, and 3) strategic advisory services incurred during the year in connection with potential financing and capital structure initiatives.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications did not impact the Company's previously reported net loss or total equity.

Stock-based compensation

The Company maintains a stock-based compensation plan, which provides for grants of restricted stock and stock options. The plan has been presented to and approved by the Company's board of directors. The Company has issued both service-based and performance-based restricted stock awards and stock options. For service-based awards, compensation cost is measured at the fair value of the awards granted on the date of grant. The fair value is recognized as expense over the service period. For performance-based awards, the fair value of the awards is also determined at the date the awards are granted. Expense for performance-based awards is based on the fair value of the awards and is recognized when it becomes probable the performance condition will be met. Any adjustment due to the forfeiture of stock-based awards will be recorded as a cumulative adjustment in the period the awards are forfeited.

SAFE Notes

During the year ended December 31, 2024, the Company issued Simple Agreements for Future Equity ("SAFEs") with an aggregate principal amount of $2.66 million. The SAFEs were issued to support the Company's capital needs as it continues to scale its lending operations and enhance its technology infrastructure.

Key terms of the SAFEs include 1) no required interest payments or maturity date, 2) convertible into the Company's equity securities upon a future equity financing, liquidity event, or dissolution event, subject to certain valuation caps and discount provisions, 3) a discount rate of 10%, applicable upon conversion in a qualified equity financing. The SAFEs are classified as equity in accordance with ASC 480.

Warrants

In March 2024, the Company entered into a loan sale agreement with a third party. Additional compensation was provided to the purchaser in the form of warrants issued allowing for the purchase of 175,000 common shares in the Company's stock at a purchase price of $.01 per share.

2. Loans Receivable

Following is a summary of loans held for investment at December 31, 2024 and December 31, 2023:

	2024	2023
Total loans held for Investment	$ 2,572,200	$ 32,085,917
Deferred Loan Origination Fee, net	(40,527)	(710,017)
Total Loans before Allowance	$ 2,531,673	$ 31,375,900
Allowance for Credit Losses	(355,559)	(2,269,384)
Loans held for Investment, net	$ 2,176,114	$ 29,106,516

Loans receivable are unsecured installment loans made to physicians and dentists. Some borrowers qualifying for a loan often carry significant education debt and limited income while in training. Moreover, because a borrower must be a physician, dentist or a licensed doctor in another approved medical specialty to qualify for a loan, there is significant industry concentration risk within the portfolio. Interest is accrued on the outstanding balance of the loan using the level yield method.

The Company monitors and assesses credit quality based on the delinquency status of loans. The following table presents certain information regarding the delinquency rates experienced by the Company with respect to loans:

	Total Loans	Current	30-89 DPD	90+ DPD	Total Past Due
Loans Held for Investment at 12/31/24	$ 2,572,200	$ 2,140,697	$ 277,152	$ 154,352	$ 431,503
Loans Held for Investment at 12/31/23	$ 32,085,917	$ 31,176,499	$ 435,852	$ 473,566	$ 909,418

The recorded investment balance of individually evaluated loans was $154,352 at December 31, 2024 and comprised 10 loans. The allowance for credit losses associated with the individually evaluated loans was $154,352 at December 31, 2024. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The recorded investment balance of individually evaluated loans was $473,566 at December 31, 2023 and comprised 15 loans. The allowance for credit losses associated with the individually evaluated loans was $473,566 at December 31, 2023. The unpaid principal balance of the loans equals the recorded investment the individually evaluated loans as there were no previous charge offs on the loans.

The following table presents the activity in the allowance for credit losses for the year ended December 31, 2024 and December 31, 2023:

	2024	2023
Beginning Balance (January 1)	$ 2,269,384	$ 593,593
Charge-offs	(1,951,300)	(1,385,555)
Recoveries	154,544	42,119
Provision	(117,069)	2,718,658
Adoption of ASC 326	-	300,569
Ending Balance (December 31)	$ 355,559	$ 2,269,384

There is only one segment of loans: installment loans.

3. Notes Payable

The Company's notes payable were as follows:

2024

	Current	Long Term	Total
Doc2Doc Income Fund	$ 901,000	$ 72,500	$ 973,500
Doc2Doc Bridge Round 2022	261,668	-	261,668
Unsecured Corporate Note	-	250,000	250,000
	$ 1,162,668	$ 322,500	$ 1,485,168

2023

	Current	Long Term	Total
Doc2Doc Income Fund	$ 141,000	$ 943,500	$ 1,084,500
Doc2Doc Bridge Round 2022	-	261,668	261,668
Unsecured Corporate Note	-	250,000	250,000
	$ 141,000	$ 1,455,168	$ 1,596,168

Doc2Doc Income Fund: Unsecured 7% coupon notes with varying maturities ranging from June 2025 to March 2026. The quarterly pay notes are callable at any time.

Maturity	2025	2026	Total
Q1	$ -	$ 72,500	$ 72,500
Q2	128,500	-	128,500
Q3	301,000	-	301,000
Q4	471,500	-	471,500
Total	$ 901,000	$ 72,500	$ 973,500

Doc2Doc Bridge Round 2022: Unsecured 7% coupon notes with a 06/2025 maturity. The quarterly pay notes can be called (prepaid) by the Company at its sole discretion at any time.

Unsecured Corporate Note: Unsecured 4% coupon note with a 01/2026 maturity. The quarterly pay notes can be called by the Company at its sole discretion at any time with certain premiums to be paid should the notes be called prior to 01/2025. 25,000 warrants to purchase Company common stock at $0.01 were also provided to the lender as additional consideration for the note.

Series 2021 Convertible Notes: 8% notes that convert into shares of stock at the election of the holders at maturity. All outstanding Series 2021 Convertible Notes converted into preferred shares of Doc2Doc, Inc. on March 31, 2023, in conjunction with the initial closing of the Company's Series Seed round offering.

4. Lines of Credit

In January 2024, the Company temporarily extended the term of its line of credit. Following the expiration of the extension, the line of credit went into its amortization period. As a result, the Company decided to forgo the renewal of its $30,000,000 revolving line of credit in 2024 and sold the portfolio securing the line of credit. On July 2, 2024, the underlying collateral totaling approximately $30.2 million was released and a pool totaling approximately $27.1 million were sold. The proceeds were used to pay down the outstanding amounts due under the line of credit and all obligations related the financing facility were satisfied. The remaining loans with a balance totaling approximately $3.1 million were released to Doc2Doc Capital DST along with $670,000 in cash. Going forward, Doc2Doc acts as the master servicer on the loans sold and will receive a fee related thereto.

As of December 31, 2023, prior to these events, the SOFR was 5.35%. The line of credit was collateralized by approximately 32.7 million of the Company's loans (prior to any GAAP adjustments), with an outstanding balance of $27 million out of a total $30 million facility. Debit issuance costs associated with the line were $81,204.

5. Stock-based compensation

On June 20, 2023, the Board of Directors of the Company approved the 2023 Stock Incentive Plan (2023 Plan) which replaces the 2019 Equity Incentive Plan (2019 Plan). The 2023 Plan allows for up to 1,447,995 shares of stock to be granted under the plan plus the number of shares subject to restricted stock awards granted under the 2019 Plan that were outstanding and unvested on the date of the adoption of the 2023 Plan. The purpose of the 2023 Plan is to attract and retain key personnel.

Under the 2023 Plan the Company may issue stock options, stock appreciation rights and restricted stock awards with expirations as long as ten years. As of December 31, 2024, the Company has only issued stock options under the 2023 Plan. Each stock-based award is governed by a separate agreement, subject to approval by the Company's board of directors.

Stock-based compensation expense included in the consolidated statement of operations totaled $173 thousand and $431 thousand for the years ended December 31, 2024, and 2023, respectively, and is included in the Salaries and Wages line item on the Statement of Operations. Unrecognized compensation cost expected to be recognized over the remainder of the vesting period totaled $408 and $417 thousand at December 31, 2024 and 2023, respectively.

The valuation of the awards was determined with the assistance of a third-party agent. The valuation considers the Company's prior and projected financial performance, comparable companies, overall economic conditions, and other benchmarks typical for such reporting. The Company accounts for forfeitures as they occur.

As of December 31, 2023, the company had outstanding stock options granted under the 2023 Plan and restricted stock granted under both the 2023 Plan and the 2019 Plan. The following table provides information as of December 31, 2024, regarding the Company's equity compensation plans:

		2024	2023
Expense recognized in period	$	173,360	$431,501
Total fair value of options granted in period	$	113,051	$764,422
Options - unamortized expense	$	160,301	$368,385
Options – Weighted Average Remaining Recognition Period of unamortized expense (years)		1.419	2.93
Restricted shares - unamortized expense		$4,473	$49,188
Restricted shares - Weighted Average Remaining Recognition Period of unamortized expense (years)		0.757	1.425

Time Vested Stock Options

Stock-based compensation expense associated with time vested stock options was $158 thousand and $370 thousand for the years ended December 31, 2024 and 2023, respectively. Time vested stock options generally vest over a period of 3-4 years.

2023 Time Vested Options outstanding	Options		Weighted average exercise price		Aggregate Intrinsic value		Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2022	-	$	-	$		$	-	-
Granted	1,745,000		$0.38	$			$0.42	-
Exercised	-	$	-	$		$	-	-
Forfeited/Expired	-	$	-	$		$	-	-
Outstanding at Dec 31, 2023	1,745,000		$0.38		$325,350	$	-	9.221
Unvested outstanding at Dec 31, 2023	940,965		$0.41	$			$0.41	-
Vested outstanding at Dec 31, 2023	804,035		$0.35		$176,733	$	-	9.159

2024 Time Vested Options outstanding	Options		Weighted average exercise price		Aggregate Intrinsic value		Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	1,745,000	$	0.38		$325,350.00	$	-	9.221
Unvested outstanding at Dec 31, 2023	940,965	$	0.41		$148,616.75	$	0.41	9.273
Vested outstanding at Dec 31, 2023	804,035	$	0.35		$176,733.25	$	-	9.159
Granted	395,000	$	0.57	$	-	$	0.29	-
Exercised	-	$	-	$	-	$	-	-
Forfeited/Expired	-	$	-	$	-	$	-	-
Outstanding at Dec 31, 2024	2,140,000	$	0.42	$	-	$	-	8.290
Unvested outstanding at Dec 31, 2024	921,167	$	0.46	$	-	$	-	-
Vested outstanding at Dec 31, 2024	1,218,833	$	0.39	$	-	$	-	8.331

The time vested options awarded in 2024 and 2023 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

		2024	2023
Expense recognized in period	$	173,360	$431,501
Total fair value of options granted in period	$	113,051	$764,422
Options - unamortized expense	$	160,301	$368,385
Options – Weighted Average Remaining Recognition Period of unamortized expense (years)		1.419	2.93
Restricted shares - unamortized expense		$4,473	$49,188
Restricted shares - Weighted Average Remaining Recognition Period of unamortized expense (years)		0.757	1.425

Performance Vested Stock Options

The company has performance-based options that are currently non-market based milestone awards that vest based on achievement of certain performance conditions such as loan origination volume and other factors as defined in the individual award agreements. Stock- based compensation expense associated with performance vested stock options was $18 and $26 thousand for the years ended December 31, 2024 and 2023, respectively. Compensation cost for performance vested stock options is measured based on the grant date fair value of the units, adjusted for the Company's best estimate of the outcome of vesting conditions at the end of the performance period.

2023 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2022	-	$ -	$ -	$ -	-
Granted	341,600	$ 0.57	$ -	$ 0.31	-
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2023	341,600	$ 0.57	$ -	$ 0.31	9.500
Unvested outstanding at Dec 31, 2023	324,600	$ 0.57	$ -	$ 0.33	9.500
Vested outstanding at Dec 31, 2023	17,000	$ 0.35	$ 2,142.00	$ 0.13	9.465

2024 Performance Vested Options outstanding	Options	Weighted average exercise price	Aggregate Intrinsic value	Weighted average grant date fair value	Weighted average remaining contractual term
Outstanding at Dec 31, 2023	341,600	$ 0.57	$ -	$ 0.31	9.500
Unvested outstanding at Dec 31, 2023	324,600	$ 0.57	$ -	$ 0.33	9.500
Vested outstanding at Dec 31, 2023	17,000	$ 0.35	$ 2,142	$ 0.13	9.465
Granted	50,000	$ 0.57	$ 14,000	$ 0.28	9.555
Exercised	-	$ -	$ -	$ -	-
Forfeited/Expired	-	$ -	$ -	$ -	-
Outstanding at Dec 31, 2024	391,600	$ 0.57	$ -	$ 0.31	8.633
Unvested outstanding at Dec 31, 2024	374,600	$ 0.57	$ -	$ 0.33	8.641
Vested outstanding at Dec 31, 2024	17,000	$ 0.35	$ 2,142	$ 0.13	8.500

The performance vested options awarded in 2024 and 2023 were determined with the assistance of a third-party agent using the Black Scholes method. Significant assumptions used in calculating the value of the options issued were:

Performance Based Option value assumptions	2024 Weighted average	2023 Weighted average
Expected term (years)	5.017	5.020
Volatility	52.63%	52.84%
Interest rate	4.05%	4.03%
Fair value	$ 0.29	$ 0.29

Time Vested Restricted Stock Awards

Stock-based compensation expense for time vested restricted stock awards totaled ($1.9) thousand and $35 thousand for the years ended December 31, 2024 and 2023, respectively. A summary of restricted stock awards for 2024 and 2023 follows:

Restricted shares outstanding table	Restricted shares	Weighted average grant date fair value
Outstanding at Dec 31, 2022	1,313,642.00	$0.03
Issued	90,000.00	$0.66
Settled (RSU)/Vested (RSA)	(146,709.00)	$0.03
Forfeited/Expired	(457,683.00)	$0.03
Outstanding at Dec 31, 2023	799,250.00	$0.10
Outstanding at Dec 31, 2023	799,250.00	$0.10
Issued	184,000.00	$0.34
Settled (RSU)/Vested (RSA)	(500,365.00)	$0.03
Forfeited/Expired	(100,760.00)	$0.49
Outstanding at Dec 31, 2024	382,125.00	$0.20

6. Income Taxes

The Company filed an election to be treated as an S-Corporation in February 2018. In February 2022, the Company filed with the IRS a revocation of its S-Corporation status with an expected effective date of January 1, 2022. The Company received confirmation that its revocation was accepted in October 2022. Prior to 2022, the Company had elected to be taxed as an S-Corporation for federal and state income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and the deferred tax liability at December 31, 2024 are summarized below:

	2024	2023
Deferred Tax Assets		
Allowance for loan losses	$ 77,131	$ 527,734
Equity compensation	$ 60,068	$ 22,607
Deferred revenue	$ 9,420	$ 165,111
Loan fees	$ 1,908	$ 6,491
Net operating losses	$ 2,567,617	$ 1,046,673
Total Deferred Tax Assets	$ 2,716,144	$ 1,768,616
Deferred Tax Liabilities		
Capitalized expenses	$ (1,183)	$ -
Servicing rights	$ (133,313)	$ (29,466)
Total Deferred Tax Liabilities	$ (134,496)	$ (29,466)
Valuation allowance	$ (2,581,648)	$ (1,739,150)
Net Deferred Tax Asset (Liability)	$ -	$ -

The Company evaluated all of the positive and negative evidence and has determined that a full valuation allowance on the net deferred tax assets is necessary at December 31, 2024 due to the Company's inability to generate taxable income. No interest or penalties were included in income tax expense for the year ended December 31, 2024. The Company had no uncertain tax positions at December 31, 2024.

7. Business Conditions and Liquidity

The Company incurred a net loss of approximately $3.37 million for the year ended December 31, 2024. The Company is in a growth phase and continues to invest in its marketing, operating infrastructure, and receivable portfolio while also having access to capital commitments into 2026. In 2024, the Company sold approximately $2.66 million of SAFEs to unaffiliated third parties. The SAFEs allow the purchasers to acquire future equity in a Doc2Doc offering at a discounted price. Unrestricted cash held by the Company available for operations was approximately $3.2 million and current obligations on debt facilities are $1.16 million at December 31, 2024.

As further described in Note 8, the Company has agreements with two separate third party financial institutions to retain receivables or purchase receivables, as applicable, originated under the Company's loan program whereby the Company retained the servicing rights, under the loan funding arrangements described in Note 8, the Company will continue generate revenue through its servicing of the receivables as well as through loan origination fees.

Management believes their business plan, financial position, flexibility in operating models, and continued capital availability from existing investors and financing partners will enable the Company to continue to meet its financial obligations for at least one year beyond the date of these consolidated financial statements were available to be issued.

8. Subsequent Events

On March 7, 2025, the Company signed term sheet for a $20 million line of credit with a third party financing provider. The loan volume financing capacity added by the facility would allow the Company to hold additional loans on its balance sheet and diversify the funding sources for future loan originations.

On February 2, 2025, the Company launched a $2 million non-voting Class B common stock offering. As of April 22, 2025, $1.22 million has been raised from 157 investors.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Empowering Doctors, Simplifying Finance.

Doc2Doc Lending has provided over $136 million in loans to more than 3,500 physicians, enabling them to overcome financial barriers and focus on patient care. We believe we can achieve 30% year-over-year growth* based on current trends and our strategic partnerships, aiming to redefine financial solutions for the healthcare community.

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This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


DOC2DOC
Transforming Medical Careers Through Financial Empowerment.

$1,090,222.73 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

Get Equity
$1.82 Per Share

RAISED	INVESTORS
$1,090,222.73	183
MIN INVEST	**VALUATION**
$498.68	$50.04M

Most Funded
Top 15 in amount raised on StartEngine

What does this badge mean? See here

REASONS TO INVEST

- Doc2Doc Lending provides tailored financial solutions for doctors, addressing unique challenges like high debt and low credit profiles with streamlined, doctor-centric loan processes.

- Led by physicians with deep financial expertise, Doc2Doc has disbursed $136M+ in loans and partnered with 50+ medical associations, showcasing trust and industry leadership.

- With $21M equity raised since inception and $100M lending capacity secured, Doc2Doc is providing tailored financial support to healthcare professionals across the nation.

*These projections are based on historical results from 2020-2024 and current assumptions and are not guarantees of future performance.

TEAM



Zwade Marshall • CEO, Co-Founder, Board Member

Dr. Marshall is an Emory and Harvard-trained, double-board certified anesthesiologist and interventional pain management specialist. He is the Chief Medical Officer of Regenerative Spine and Pain Specialists.
Dr. Marshall attended Emory University, where he completed a bachelor's degree in Economics and simultaneously completed his pre-medicine coursework.

In addition to working 40-45 hours per week on Doc2Doc, Dr. Marshall also works 26-30 hours per week as Chief Medical Officer for Regenerative Spine & Pain Specialists.

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G. Kenton Allen • Co-Founder, Board Member

Kenton Allen is a practicing anesthesiologist and co-founder of Do2Doc. He is currently a member of Doc2Doc's Board of Directors.
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Darin Vercillo • Board Member

For 25 years Dr. Darin Vercillo has been a practicing physician and healthcare technology executive. His passion is to grow markets and solutions in the healthcare space and ensure they succeed. As a CEO, CMO, and director for technology companies and provider organizations, he has combined expertise as an internal medicine physician, hospital and medical director, business executive, and product strategist to build relationships and bridge gaps in a rapidly growing industry. Dr. Vercillo's experience includes leadership, strategy, and operations with startup, growth stage, and at-scale entities as well as funding and M&A activities.
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Christopher Cronk • Chief Financial Officer

Chris Cronk is the Chief Financial Officer of Doc2Doc, Inc., manages all aspects of finance and accounting and is intimately involved in company strategy and planning. He previously spent 22 years working for Bank of America Merrill Lynch and its predecessor companies doing fixed income investment banking and advisory work for finance companies.
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Chad Sterbenz • Chief Strategy Officer

Chad Sterbenz has 20 years of leadership experience in strategy, operations, risk, product development, and lending. He previously oversaw lending and investment operations at Kiva and managed several debt and equity funds for SEAF.
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Kevin O'Brien • Chief Technology Officer

Fin-tech executive combining service with technical expertise and leadership to help the underserved gain access to opportunity. Prior CTO of multiple orgs including Kiva.org the world-renowned micro-finance non-profit.
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Katie Miller • Vice President

Katie Miller has over 20+ years of experience in financial services, specializing in product development and marketing. In leadership roles at GE Capital, Citibank, and Synchrony, she has launched innovative products, expanded markets, and driven portfolio growth. Her expertise lies in developing and executing strategic initiatives that drive portfolio growth and deliver measurable business outcomes.
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Christopher Boynton • Vice President - Operations

Capital One alumni focused on scaling data driven businesses. Previously worked at Goal Solutions scaling the asset management business across student, personal, solar and other asset classes.
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Jessica Saunders • Controller

Jessica earned her Bachelor of Science in Business Administration (Accountancy) at Auburn University and her Master of Accountancy at Georgia College and State University. Before joining Doc2Doc, Jessica managed the accounting department for a financial services firm.

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THE PITCH

Doc2Doc Lending introduces tailored financial solutions for doctors, addressing challenges like high debt and low credit profiles in innovative ways. Led by physician-financial experts, we've funded $136M+ in loans with 30% YoY growth and expanded to new markets. Backed by $21M in equity and $100M lending capacity, Doc2Doc is empowering healthcare professionals nationwide with financial support.


Personalized Financial Solutions for Doctors
Empowering healthcare professionals with seamless, tailored loan options to support their unique financial needs. Focus on what matters most.


Seamless solutions at your service.
Tailored financial solutions for physicians to tackle unique challenges.
Personal loans designed exclusively and uniquely for physicians.
$136M+ Loans Funded
Loans provided to over 3,500 doctors nationwide.
30% YoY Growth*
Rapid growth showcasing scalability and demand.
$21M Equity Raised
Backed by physician investors for impactful solutions.

**Based on historical results and are not a guarantee of future performance.*

THE PROBLEM & OUR SOLUTION

The Problem

Doctors face significant financial hurdles, including high student debt, modest resident incomes, and underdeveloped credit profiles. These challenges are compounded by traditional loan processes that rely on outdated risk assessment models, making it difficult for physicians to access the financial resources they need to advance their careers. Financial stress not only impacts their personal lives but also contributes to burnout, ultimately affecting patient care.

Our Solution

Doc2DocLending was founded to provide doctors with a financial partner that truly understands their unique challenges. By leveraging physician-centric risk analysis that goes beyond FICO scores, we deliver expedited loans with competitive rates tailored to the medical community. Our business model incorporates advanced underwriting approaches and partnerships with 50+ medical organizations, fostering strong customer acquisition. With $136M+ funded to over 3,500 doctors and a growing market, we're empowering healthcare professionals to focus on what matters most—patient care—while generating sustainable revenue through loan origination and servicing.


Support for Physicians
Doc2Doc offers innovative financial products designed exclusively for physicians, addressing their unique challenges with speed, affordability, and personalized support.
Fast Approvals
Streamlined loan application process.
Tailored Solutions
Personalized loans for healthcare professionals.
Low Rates
Affordable loans with no hidden fees.
Financial Literacy
Resources to empower better decisions.
Transition Support
Loans designed for relocation and residency needs.
Expanding Reach
New offerings for pharmacists, vets, and optometrists.

THE MARKET & OUR TRACTION

The Market

The U.S. healthcare financing market is vast, with a $16 billion addressable market targeting 6.3 million physicians, dentists, pharmacists, veterinarians, and optometrists. Doc2Doc taps into this underserved market by offering tailored loan solutions designed specifically for doctors. With a projected 36% increase in addressable market due to potential expansions into new medical fields, including pharmacy, optometry, and veterinary medicine, the opportunity for growth is notable. The demand for financial solutions in this niche remains robust, driven by high debt loads and underdeveloped credit profiles among healthcare professionals.

Our Traction

Since inception, Doc2Doc has funded over $136 million in loans, serving 3,500+ physicians across the U.S. The company has achieved 30% year-over-year historical growth in personal loan volume, originating $40 million+ annually. By securing $21 million in equity and $150 million in non-dilutive capital, including a $100 million forward flow loan agreement, Doc2Doc has scaled its lending capacity and believes it has solidified its position in the market. Key partnerships with 50+ medical associations and influencers have bolstered customer acquisition, while recent automation improvements have enhanced efficiency and reduced processing times, helping us drive sustainable growth.

Sustained Market Growth

30% annual growth* in personal loans, $100M lending capacity secured, and a 36% expansion into new medical professions like pharmacists and veterinarians.

Market Size	Loans Funded	YoY Growth*
$16B	**$136M+**	**30%**
Massive, growing opportunity in healthcare finance.	Trusted by over 3,500 doctors nationwide.	Sustained growth driven by high demand.

Market Expansion	Lending Capacity	Market Size
36%	**$100M**	**50+**
Growth achieved by targeting new healthcare professionals	Efficient scaling through partnerships.	Collaborations with key medical networks enhance reach.

4.9 TrustPilot Score

Exceptional customer satisfaction from trusted borrowers.

★★★★★
Honest
Honest, transparent and timely service. Would recommend to any
Keyur Chauhan, June 14

★★★★★ Verified
I wish I would have known abo...
I'm a family medicine resident finishing my residency soon and
Samuel, June 7

★★★★★ Verified
Moving requires leaving a life b...
Moving requires leaving a life behind and facing new challenges
Jorge Gonzalez, May 16

★★★★★ Verified
Words cannot express my gratit...
I want to thank Doc2Doc lending for supporting my journey during such
customer, May 2

★★★★★ Verified
Great customer care
The customer care was wonderful. I enjoyed every stage of the
customer, May 14

★★★★★
Excellent Service
They were extremely responsive and friendly from the start. The
Julie M, April 5

Showing our favorite reviews

**Based on historical results are are not a guarantee of future performance.*

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Testimonials: Doc2Doc boasts a TrustPilot score of 4.9, with glowing reviews from doctors who praise the seamless, transparent, and tailored lending process. For example, Dr. Lynn Bourn shared, “I was able to secure a large loan to consolidate my debt at a much lower interest rate, significantly reducing my financial stress.”

**The above testimonial may not be representative of the opinions or the experiences of other customers and are not a guarantee of future performance or success.*

Key Partnerships: Doc2Doc collaborates with 50+ influential medical associations and networks, including The White Coat Investor and Passive Income MD. These partnerships enhance brand credibility and customer acquisition efforts.

Leadership Expertise: Co-founded by physicians Dr. Zwade Marshall and Dr. Kenton Allen, who bring firsthand knowledge of the financial challenges faced by doctors. The team’s diverse expertise bridges the gap between medicine and finance, helping us drive innovative and practical solutions.

Awards and Recognition: The company’s research on physician debt and financial performance has been presented at prestigious conferences, such as the Harvard Hospital System Grand Rounds and the American Society of Anesthesiologists meeting.

WHY INVEST

Investing in Doc2Doc means joining a mission to empower doctors through tailored financial solutions. With $136M+ in loans disbursed, 30% YoY growth, and $100M in lending capacity, we believe we’re poised for scalable expansion. Funds raised will help fuel market growth, expand product offerings, and strengthen partnerships with healthcare organizations. Be part of transforming financial access for physicians and advancing the future of healthcare—


INVEST IN
A TRUSTED
BRAND.
Support innovation in healthcare finance.
Featured on
AnKing
JOHN MUIR HEALTH
DENTAL NACHOS
PAUL GOODMAN, DMD
SEMI-RETIRED MD
THE PHYSICIANS ROAD
KevinMD
PI MD
PASSIVE INCOME MD

ABOUT

HEADQUARTERS
3343 Peachtree Rd NE, Suite 145-2071
Atlanta, GA 30326

WEBSITE
View Site

Doc2Doc Lending has provided over $136 million in loans to more than 3,500 physicians, enabling them to overcome financial barriers and focus on patient care. We believe we can achieve 30% year-over-year growth* based on current trends and our strategic partnerships, aiming to redefine financial solutions for the healthcare community.

TERMS

Doc2Doc

Overview

PRICE PER SHARE
$1.82

VALUATION
$50.04M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$20K - $2M

Breakdown

MIN INVESTMENT
$498.68

OFFERING TYPE
Equity

MAX INVESTMENT
$1,999,999.82

SHARES OFFERED
Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
10,989

MAX NUMBER OF SHARES OFFERED
1,098,901

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$7,568,667	$34,687,396
Cash & Cash Equivalents	$3,914,808	$3,962,307
Accounts Receivable	$0	$0
Short-Term Debt	$1,672,360	$187,922
Long-Term Debt	$346,813	$28,512,385
Revenue & Sales	$2,563,007	$4,300,755
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$3,366,352	-$5,253,531

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Loyalty Bonus: All previous customers, as of 12/31/24, will receive 5% bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 2% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 4% bonus shares + Doc2Doc Investor Club Hat (Silver)

Early Bird 4: Invest $20,000+ within the first 2 weeks and receive 5% bonus shares + Doc2Doc Investor Club Hat (Gold)

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 8% bonus shares + Doc2Doc Investor Club Hat (Platinum)

Mid-Campaign Perks

Flash Perk: Invest $10,000+ between Day 35 - 40 and receive 3% bonus shares + Doc2Doc Investor Club Hat (Silver)

Blitz Perk: Invest $10,000+ between Day 60 - 65 and receive 3% bonus shares + Doc2Doc Investor Club Hat (Silver)

Amount-Based Perks

Tier 1: Invest $5,000+ and receive 2% bonus shares

Tier 2: Invest $20,000+ and receive 3% bonus shares + Doc2Doc Investor Club Hat (Gold)

Tier 3: Invest $50,000+ and receive 5% bonus shares + Doc2Doc Investor Club Hat (Platinum)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Doc2Doc, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $1.82 / share, you will receive 110 shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $182. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

ALL UPDATES

04.22.25

Doc2Doc Reaches $1 Million in Funding


StartEngine $1 Million Milestone

We are pleased to share that Doc2Doc has raised $1 million through our current offering. This milestone demonstrates the support for our mission to provide doctors with financial solutions tailored to their needs.

The Challenge:

Financial stress is a well-documented concern among physicians. Many face significant student debt and limited access to fair lending options, which may impact their ability to focus on patient care. Doc2Doc aims to offer lending solutions designed for medical professionals.

Why Consider This Investment Opportunity?

- More than $1 million raised in our current offering
- Focused on providing financial solutions for physicians
- Fintech-driven approach tailored for medical professionals

We plan to expand our reach and provide more physicians with access to financial tools that align with their professional and personal needs.

Review our offering to learn more about this investment opportunity.

Investments in private securities carry risks, including loss. Past performance is not indicative of future results. Please review our offering materials carefully before investing.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.16.25

The First Lender Doctors Trust

Every March, thousands of medical students experience the culmination of a grueling, high-stakes process known as The Match.

For months, these students interview with hospitals and health systems across the country, rank their preferences, and hope for a match through a national algorithm that assigns them to residency programs. It is the gateway to their careers, and it determines not just their specialty but also their location.

On Match Day, they get the answer.

And then? The clock starts ticking.

In a matter of weeks, these newly matched residents must uproot their lives, often moving across the country to begin a 3–7 year training program in a completely new city, sometimes with just a few thousand dollars to their name.

What does that mean financially?

📦 Hiring movers, booking flights, and relocating quickly

🏠 Securing housing (often with little income history or a co-signer)

🧾 Paying for final board exams, licensing fees, and deposits

💸 Covering living expenses for 2–3 months before their first paycheck

It's a high-stress transition with very real financial pressure. And most banks? Do not understand the needs and pressures of these potential borrowers.

That's where Doc2Doc comes in.

We understand this journey because we lived it. Empowering us to design lending solutions that meet physicians at one of the most critical and overlooked moments of their careers.

✅ Relocation loans designed specifically for physicians

✅ Forward-looking underwriting that reflects their future earning potential

✅ A trusted financial partner who shows up early and stays for the long haul

This transition can be impactful: Our aim is that when we support doctors early in their careers, they may remember our service.

They remember who made it possible to move, study, and start training with confidence. They remember that we said yes when other lenders said no. They remember that we treated them like the professionals they are becoming, not just the students they still appear to be on paper.

That's how you build brand affinity. That's how you earn consumer loyalty before most institutions even consider them creditworthy.

And that loyalty? It lasts because doctors do not just face this lone career transition. They transition to practicing physicians. They relocate again. They start families, buy homes, and open practices. The lender who supported them on day one? That's the partner they turn to again and again.

At Doc2Doc, we are not just funding relocations. We are investing in lifelong relationships.

Now, we are inviting you to invest in that journey, too.

Consider investing in a potentially high-earning, mission-driven member base where loyalty is fostered through our services. We strive to be a company that understands how and when to build trust based on our experience and feedback

Explore our offering and consider investing in Doc2Doc

When we meet doctors where they are, we believe the potential impact and opportunities can be significant.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

04.12.25

Led by Physicians. Built to Scale.

Doc2Doc is led by a team with experience in medicine, finance, and technology.

Cofounders Dr. Zwade Marshall and Dr. Kenton Allen are practicing physicians who first met during their residency at Harvard. Their clinical expertise, combined with firsthand experience navigating the financial challenges of medical training and early practice, inspired their ambition to create lending solutions specifically designed for medical professionals.

Board Member Dr. Darin Vercillo brings over 25 years of leadership experience as a physician and healthcare technology executive. His passion lies in bridging clinical insight with business innovation, driving successful outcomes in complex, regulated markets.

Together, this physician-led foundation is complemented by a high-performing executive team with the experience to scale:

- CFO Chris Cronk brings deep expertise in capital markets, corporate finance, and strategic operations.
- Chief Strategy Officer Chad Sterbenz is a seasoned growth strategist with experience in digital health, lending, and go-to-market execution.
- CTO Kevin O'Brien leads product development and technology innovation with a strong track record of building scalable fintech platforms.

We believe this combination positions Doc2Doc to innovate financial services for healthcare professionals.

As our platform aims to scale nationally, our leadership is focused on providing value to our community and investors.

⏳ Our campaign is closing soon. Join us as we redefine financial wellness for healthcare professionals.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

04.11.25

Built for the Realities of Medicine

Based on our observations and interactions with our members, many **doctors borrow for essential life needs rather than luxury.**

We witness and support physicians as they carefully consider their debt decisions.

Our data shows that doctors borrow from us to:

- Relocate to a new role
- Cover board exam fees or licensing costs
- Navigate parental leave or unexpected expenses
- Pay down high-interest credit cards

In our view, these decisions tend to be strategic rather than impulsive. Many doctors borrow with strategic considerations, and we aim to support them during critical times.

We offer financial support during pivotal moments in a doctor's life, which sets us apart.

- We believe our growth is due to our ability to meet the needs of doctors effectively.
- Some of our borrowers have also chosen to invest in our company.
- Campaign closing soon.

Explore our offering and consider joining us.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.

03.21.25

Support the Future of Medicine

Today marks Match Day 2025, a pivotal moment for thousands of physicians as they learn where they will continue their training. While this milestone is filled with excitement and anticipation, it also comes with significant financial challenges—particularly the cost of relocation.

At Doc2Doc Lending, we understand these challenges firsthand. Founded by physicians who have navigated the same financial hurdles, our mission is to provide tailored lending solutions that empower doctors during critical transitions in their careers.

We aim to help residents focus more on their training by alleviating some financial stress associated with relocation and other costs.

By investing in Doc2Doc Lending, you are contributing to:

✅ A mission-driven fintech company aiming to transform physician lending

✅ A solution that strives to support doctors in ways traditional banks might not

✅ The potential growth of a business that could impact the future of healthcare.

Your investment helps us continue to scale, reach more medical professionals, and drive meaningful change in the industry.

Review our offering & join our StartEngine campaign today.

Together, we can empower physicians and strengthen the future of healthcare.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.28.25

Momentum is Building – The Next Phase Begins!

Momentum is Building – The Next Phase Begins!

First, a huge thank you! Thanks to your support, Doc2Doc has raised over $750,000 from more than 80 investors. We aim to continue progressing towards our goal of $2 million. We appreciate your trust as we expand financial solutions for healthcare professionals.

What's Next?

StartEngine structures fundraising in phases and due to strong investor participation:

✔ We have successfully completed the first phase of our raise.

✔ Our offering has been extended through April 30, 2025, providing the potential to raise up to $2 million

✔ Your investment terms, including bonus shares and rewards, remain unchanged.

Important Information for Investors

Per SEC regulations, investors who committed funds before this phase change must reconfirm their investment to remain part of the offering.

📩 StartEngine has sent an email with reconfirmation instructions—please check your inbox or spam folder and complete this step as soon as possible.

Next Steps

✅ Reconfirm your investment by March 6, 2025, to maintain your position in the offering, subject to the terms and conditions outlined in our offering terms.

✅ If you've already reconfirmed—thank you! No further action is required.

✅ Our raise remains open until April 30, 2025.

Your investment is helping us advance financial solutions for medical professionals, and we're excited about what's ahead. Thank you for being part of our journey!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.27.25

Notice of Material Change in Offering

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Doc2Doc offering. Here's an excerpt describing the specifics of the change:

---

1. Added risk factor and disclosure regarding CEO's absence of compensation from the issuer, concurrent employment with an unrelated company, and time allocation between roles. 2. Added three wholly owned subsidiaries and described their operations in the Company Overview. 3. Added material rights summaries for all authorized classes of securities, including preferences and protective provisions, in the Offering Document. 4. Corrected 2022 and 2023 revenue from $0 to $2,897,099 and $4,747,871, respectively. 5. Reduced the minimum offering amount to $20,000 and updated use of proceeds accordingly. 6. Extended the offering deadline.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

02.26.25

Insider Investment Notice

An insider of the company, Kevin O'Brien, CTO, has invested a total of $2,064.54 in this offering. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

02.26.25

Insider Investment Notice

An insider of the company, Kathleen Miller, VP of Product , has invested a total of $20,701.80 in this offering. Please refer to the Company's offering materials for further information and refer to the Company's Risk Factors.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign reward.

10% **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$5,000

Tier 1

Invest $5,000+ and receive 2% bonus shares

Select

$20,000

Tier 2

Invest $20,000+ and receive 3% bonus shares + Doc2Doc Investor Club Hat (Gold)

Select

$50,000

Tier 3

Invest $50,000+ and receive 5% bonus shares + Doc2Doc Investor Club Hat (Platinum)

Select

JOIN THE DISCUSSION

What's on your mind?

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Post

AS

Adam Sampson
5 days ago

Thanks for the answer. I am a PA (have a doctorate), but NPs and PAs deal with similar, high debt, and many of them make more money than some of the other professions listed below and could see them as a great target. Keep up the good work.

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Adam Sampson
8 days ago

Curious if you could answer the questions above. I am also very big into names of companies. I see the start of this was doc to doc lending, but the name handicaps you a bit as you expand into other professions, often forcing a new name. I assume other healthcare professionals would be equally good customer targets. When do you predict you will be break even?

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Zwade Marshall
Doc2Doc • 8 days ago

Hey Adam, your observation about our name being potentially limiting in the future is fair. However, we found it exceptionally helpful as an early stage company to have our name differentiate us from a crowded field of other lenders. There is a strong affinity in the medical community and our name, Doc2Doc, quickly identifies that we are insiders which has been crucial in our growth from $2.3MM 5 years ago to over $136MM now. We were also able to raise $21MM in equity from doctors truly aggregating capital in our community to fund loans within our community. While other health professionals might have a “similar” attributes to our doctors; the risk profile, income potential and lifetime value is not the same as doctors. We do intend to serve doctors of medicine, doctors of podiatry, doctors of pharmacy, doctors of veterinary medicine and others which allows our name to be less of a hindrance to increasing our TAM.

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Zachary Stahlhut
2 months ago

Hello Doc2Doc Team, I'm Zac Stahlhut with D3VC, a venture fund specializing in investment crowdfunding. Your traction in the medical lending space is impressive, but I'd love to clarify a few points. Given that you've provided over $136 million in loans, can you explain why your Form C reports $0 in revenue? Additionally, how do you view your positioning against competitors like Panacea Financial and others in the physician lending market? What differentiates your underwriting model and approach to customer acquisition? Lastly, what is your long-term exit strategy, and how are you positioning Doc2Doc as an attractive target for acquisition? Thanks!

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Zwade Marshall
Doc2Doc • 8 days ago

Hey Zac, the initial Form C was submitted in error and that has since been corrected to show our accurate revenue of $2,897,099 and $4,747,871, respectively. The hallmark of our underwriting is that we look beyond FICO scores. Other lenders primarily consider current income, credit score, and existing debt load when deciding a loan. Doc2Doc, by contrast, also considers a doctor's future income trajectory, specialty and career stage. We are able to acquire customers as insiders to the physician community. We give "first person" accounts at medical schools, residency programs and medical conferences about the financial challenges we endure as medical professionals to educate our peers on financial literacy. Our belief is that enterprise value can be optimized if we create brand loyalty and trust within the healthcare community to maximize the LifteTime Value of our customers. We take great pride in our 4.9 TrustPilot Score and that a significant portion of our customers are repeat users of our product. A strategic partner who can offer the myriad of commercial loans, lines of credit or even insurance products should view us as a prime target.

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More FAQs

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, KRISTOPHER E. KNIGHT, ACTING SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "DOC2DOC, INC.", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF JANUARY, A.D. 2025, AT 8:21 O`CLOCK P.M.

Kristopher E. Knight, Acting Secretary of State

6684246 8100
SR# 20250236963

Authentication: 202777423
Date: 01-24-25

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:21 PM 01/23/2025
FILED 08:21 PM 01/23/2025
SR 20250236963 - File Number 6684246

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF DOC2DOC, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Doc2Doc, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Doc2Doc, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on December 28, 2017 under the name Doc2Doc, Inc.

2. The original Certificate of Incorporation was amended and restated by the Amended and Restated Certificate of Incorporation which was filed with the Secretary of State of Delaware on March 31, 2023.

3. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Doc2Doc, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Hwy., Lewes, DE, County of Sussex, 19958, and the name of the registered agent at that address is Harvard Business Services, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 35,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**"), 32,250,784 of which are designated as the "**Class A Voting Common Stock**" and 2,749,216 of which are designated as the "**Class B Non-Voting Common Stock**"; and (ii) 8,414,432 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**"), 5,834,294 of which are designated as the "**Series Seed Preferred Stock**" and 2,580,138 of which are designated as the "**Series Seed-1 Preferred Stock**". Notwithstanding anything herein to the contrary, the Class A Voting Common Stock and Class B Non-Voting Common Stock shall each be deemed to be a series of Common Stock of the Corporation for all purposes.

Effective upon the filing of this Second Amended and Restated Certificate of Incorporation, all of the share of Common Stock issued and outstanding as of immediately prior to the filing of this Second

Amended and Restated Certificate of Incorporation are hereby designated as the Class A Voting Common Stock.

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Class A Voting Common Stock are entitled to one vote for each share of Class A Voting Common Stock held as of the applicable record date for each meeting of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. Except as otherwise provided herein or by applicable law, the Class B Non-Voting Common Stock shall be non-voting, and the holders of the Class B Non-Voting Common Stock are not entitled to any vote with respect to any share of Class B Non-Voting Common Stock. The number of authorized shares of Common Stock (including both the Class A Voting Common Stock and Class B Non-Voting Common Stock) may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. Conversion. The Common Stock shall be convertible as follows:

3.1 Class A Voting Common Stock. The Class A Voting Common Stock shall be non-convertible.

3.2 Class B Non-Voting Common Stock. Upon a Qualified IPO (as defined in Section 5.1 of Part B of this Article Fourth) or on the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (as defined below) (each, the "**Class B Non-Voting Common Stock Mandatory Conversion Time**"), each share of Class B Non-Voting Common Stock shall automatically be converted into one fully paid and nonassessable share of Class A Voting Common Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock). Otherwise, the Class B Non-Voting Common Stock shall be non-convertible.

3.3 Mechanics of Conversion. At the Class B Non-Voting Common Stock Mandatory Conversion Time, the outstanding shares of Class B Non-Voting Common Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent (such conversion being deemed to have been made immediately prior to the Class B Non-Voting Common Stock Mandatory Conversion Time); provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Voting Common Stock issuable upon such conversion unless either the certificates evidencing such shares of Class B Non-Voting Common Stock are delivered to the Corporation or its transfer agent as provided above or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation against any loss incurred by it in connection with such certificates.

3.4 Reservation of Stock Issuable Upon Conversion of Class B Non-Voting Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Voting Common Stock, solely for the purpose of effecting the conversion of the Class B Non-Voting Common Stock, such number of its shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Non-Voting Common Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Class B Non-Voting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purpose.

3.5 Status of Converted Stock. In the event any shares of Class B Non-Voting Common Stock shall be converted pursuant to this Subsection 3 of Part A of this Article Fourth, or otherwise acquired by the Corporation, such converted Class B Non-Voting Common Stock shall automatically be deemed retired and cancelled and shall not be reissued as shares of any class or series of capital stock of the Corporation, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Class B Non-Voting Common Stock accordingly.

B. PREFERRED STOCK

5,834,924 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed Preferred Stock**" and 2,580,138 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", all with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 4% of the applicable Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of such series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of such series of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest applicable Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $1.7140 per share and with respect to the Series Seed-1 Preferred Stock, $1.1211 per share, in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such series of Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid on a pari passu basis out of the assets of the Corporation available for distribution to its stockholders (or, if applicable, out of the consideration payable to the stockholders in a Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share for such series of Preferred Stock equal to the greater of (i) the applicable Original Issue Price, plus any dividends declared but unpaid thereon or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Subsection 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Class A Voting Common Stock basis (the "**Requisite**

Holders"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets (including without limitation, intellectual property) of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets (including without limitation, intellectual property) of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock; and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on or prior to the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. In the event the Requisite Holders have so requested in writing in accordance with clause (ii) above, the Corporation shall send written notice of such redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than ten (10) days prior to the Redemption Date. The Redemption Notice shall state: (a) the date on which the redemption shall occur (the "**Redemption Date**"); (b) the date upon which the holder's right to convert shares of Preferred Stock terminates (as determined in accordance with Subsection 4.1.2); and (c) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock held by him, her or it. On or before the Redemption Date, each holder of shares of Preferred Stock shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the applicable Liquidation Amount for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If the Redemption Notice shall have been duly given, and if on the Redemption Date the applicable Liquidation Amount payable upon redemption of the shares of Preferred Stock is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the applicable Liquidation Amount without interest upon surrender of their certificate or certificates therefor. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Voting Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Class A Voting Common Stock as a single class and on an as-converted to Class A Voting Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Class A Voting Common Stock, voting together as a separate class, shall be entitled to elect three (3) directors of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Class A Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Class A Voting Common Stock elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of the Preferred Stock and Class A Voting Common Stock, voting together as a single class on an as-converted to Class A Voting Common Stock basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Subsection 3.2.

3.3 Preferred Stock Protective Provisions. At any time when at least 1,458,574 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Voting Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price (as defined below) in effect at the time of conversion for such series. The "**Conversion Price**" for each series of Preferred Stock initially means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class A Voting Common Stock, shall be subject to adjustment as provided herein.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Subsection 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Class A Voting Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class A Voting Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Class A Voting Common Stock and the aggregate number of shares of Class A Voting Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class A Voting Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Class A Voting Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Class A Voting Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The

Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Voting Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class A Voting Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Voting Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class A Voting Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class A Voting Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class A Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Class A Voting Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Class A Voting Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class A Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class A Voting Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Class A Voting Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Class A Voting Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, venture capital or private equity lenders, equipment lessors or other financial institutions or lenders, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation;

(viii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the

Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price of a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price of such series of Preferred Stock computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price if such series of Preferred Stock as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount which exceeds the lower of (i) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price for such series of Preferred Stock that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price of series of Preferred Stock pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price of such series of Preferred Stock then in effect, or because such Option or Convertible

Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, the Conversion Price of such series of Preferred Stock shall be readjusted to such Conversion Price of such series of Preferred Stock as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price of a series of Preferred Stock provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to such Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Conversion Price for such series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the applicable Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the applicable Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price of a series of Preferred Stock pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price of such series of Preferred Stock shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Voting Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Voting Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock without a corresponding dividend on the Preferred Stock, then and in each such event the Conversion Price of each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price for each series of Preferred Stock then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price for each series of Preferred Stock shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Class A Voting Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event, the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Class A Voting Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Class A Voting Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of such series of Preferred Stock shall thereafter be convertible in lieu of the Class A Voting Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Class A Voting Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of a series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price of such series of Preferred Stock then in effect, and (ii) the number of shares of Class A Voting Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of any series of Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $5.1420 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved by the Board of Directors (a "**Qualified IPO**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Class A Voting Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class A Voting Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class A Voting Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of any series of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Second Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Second Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

4. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

5. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 23rd day of January, 2025.

Doc2Doc, Inc.

By: *<u>/s/ Dr. Zwade Marshall</u>*
Name: Dr. Zwade Marshall
Title: President and Chief Executive Officer

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Calling all doctors: Here's your chance to join our mission and be the first to learn about our upcoming investment opportunity in a company that ...more


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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY
CEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS
HROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR
COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

A major announcement is coming! Learn more

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Doc2Doc
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Big News! A major announcement is coming! 🌟

While we cannot share all the details just yet, we are eager to get you in the loop early.

Sign up for notifications and be the first to know how you can join us on this exciting journey: https://lnkd.in/gk7P5t4P

We are doctor-centric and dedicated to simplifying the financial services process. Let's grow together!


DOC2DOC
Join us in empowering doctors by simplifying finance.
A major announcement is coming!
Stay Up To Date
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Impressive | Awesome product | Excellent work | Exciting

Doc2Doc Lending
Sponsored ·

🌟 Exciting Updates Ahead! 🌟

Doc2Doc is exploring the opportunity to offer the chance to invest in and become part of our growth story.

While no investment opportunity is currently available, we want to keep you informed as we move forward.

🔔 Sign up for updates to stay in the loop about potential crowdfunding opportunities and how you can get involved: https://www.doc2doclending.com/invest/

At Doc2Doc, we are dedicated to empowering doctors by simplifying financial services. Let's build a brighter future together!


New investment opportunities with Doc2Doc
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COMING SOON
Investment Opportunities
DOC2DOC

We are thrilled to share that Doc2Doc is taking the next step in our mission to empower doctors with transparent financial solutions.
As part of this journey, we are exploring the launch of a crowdfunding campaign on StartEngine—opening the door for you to potentially join us as an investor!

While we cannot share all the details just yet, we are excited to keep you informed every step of the way. This is your chance to be part of something meaningful, supporting a company built by doctors, for doctors.

📩 Sign up now to receive updates and be the first to know when more information becomes available.

Sign up for updates

Let's grow together,
The Doc2Doc Team

Disclaimer:
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE ACCEPTED, AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Loans | Match Day | Other Solutions | Members | Resources | About | Doc2Doc Scholars | GET STARTED

Join us in empowering doctors by simplifying finance.



An exciting announcement is coming soon. Due to your interest and enthusiasm, we are considering offering our members, supporters, and community the chance to invest in Doc2Doc through crowdfunding. Sign-up to be notified of investment opportunities with Doc2Doc.

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Disclaimer: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

DOC2DOC Exclusively and uniquely for doctors

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.
doc2doclending
doc2doclending ✨ Exciting Updates Coming Soon! ✨ Doc2Doc is exploring new ways for you to get involved in our mission to empower doctors with tailored financial solutions. While no investment opportunities are available yet, you can be the first to hear about what's next!
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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


COMING SOON
Investment Opportunities
DOC2DOC
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Subject: Join Us as We Explore a New Opportunity

Dear [First Name],

We are thrilled to share that Doc2Doc is taking the next step in our mission to empower doctors with transparent financial solutions.

As part of this journey, we are exploring the launch of a crowdfunding campaign on StartEngine—opening the door for you to potentially join us as an investor!

While we cannot share all the details just yet, we are excited to keep you informed every step of the way. This is your chance to be part of something meaningful, supporting a company built by doctors, for doctors.

📩 **Sign up now** to receive updates and be the first to know when more information becomes available.

🔗 [Sign Up for Updates]

Let's grow together,
The Doc2Doc Team

Disclaimer:

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY SECURITIES CAN BE ACCEPTED, AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.